

June 17, 2016

Andrew Hulsh
Pepper Hamilton LLP
1440 New York Avenue, N.W.
New York, NY 10018

>   **Re: RiceBran Technologies**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed June 13, 2016 by LF-RB Management, LLC, et al.**
>   **File No. 1-36245**

Dear Mr. Hulsh:

We have reviewed the above-captioned filing and have the following comment.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the proxy materials unless otherwise indicated.

General

1. It is our understanding that Mr. Bruce Galloway sent what appears to be soliciting materials to a shareholder using language that suggests it is on behalf of the LF-RB Group. Please advise why Mr. Galloway is not a participant in the LF-RB Group solicitation.

* * *

Please contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions